UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                             AGU ENTERTAINMENT CORP.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   00126W 10 8
                                 --------------
                                 (CUSIP Number)


                                  David C. Levy
                       11077 Biscayne Boulevard, Suite 100
                              Miami, Florida 33161
                                 (305) 899-6100
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                  April 1, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                      -------------------
CUSIP NO.  00126W 10 8                 13D
-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS.
         David C. Levy

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)   [ ]
         (b)   [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         OO
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)       [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

                            5,000
     NUMBER OF     -------------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               2,747,373
       EACH        -------------------------------------------------------------
    REPORTING          9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                 5,000
                   -------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            2,747,373
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,752,373
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
         [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

         IN
-------- -----------------------------------------------------------------------

-----------------------                                      -------------------
CUSIP NO.  00126W 10 8                 13D
-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS.
         VLC Holdings, LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)   [ ]
         (b)   [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         OO
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)       [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER


     NUMBER OF     -------------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               2,739,373
       EACH        -------------------------------------------------------------
    REPORTING          9    SOLE DISPOSITIVE POWER
      PERSON
       WITH
                   -------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            2,739,373
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,739,373
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
         [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

         OO
-------- -----------------------------------------------------------------------

-----------------------                                      -------------------
CUSIP NO.  00126W 10 8                 13D
-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS.
         Donna M. Levy

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)   [ ]
         (b)   [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         OO
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)       [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER


     NUMBER OF     -------------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               2,739,373
       EACH        -------------------------------------------------------------
    REPORTING          9    SOLE DISPOSITIVE POWER
      PERSON
       WITH
                   -------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            2,739,373
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,739,373
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
         [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

         IN
-------- -----------------------------------------------------------------------

-----------------------                                      -------------------
CUSIP NO.  00126W 10 8                 13D
-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS.
         Victoria Carollyn Levy

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)   [ ]
         (b)   [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
         OO
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)       [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER


     NUMBER OF     -------------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               2,747,373
       EACH        -------------------------------------------------------------
    REPORTING          9    SOLE DISPOSITIVE POWER
      PERSON
       WITH
                   -------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                            2,747,373
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,747,373
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
         [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

         IN
-------- -----------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, no par value, (the "Common Stock") of AGU Entertainment Corp., a Colorado corporation (the "Issuer"). The address of the Issuer's principal executive offices is 11077 Biscayne Boulevard, Suite 100, Miami, Florida 33161.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by David C. Levy, Donna M. Levy, his wife, Victoria C. Levy, his daughter, and VLC Holdings, LLC, a Florida limited liability company principally owned by Donna M. Levy and Victoria C. Levy (collectively, the "Reporting Persons"). The filing of this statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that the Reporting Persons are the beneficial owner of any securities covered by this statement, or that this schedule is required to be filed by such person or that such person constitutes a group within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) The business address for David C. Levy is 11077 Biscayne Boulevard, Suite 100, Miami, Florida 33161. The business address for Donna M. Levy is 1821 S.E. 21st Avenue, Laureldale by the Sea, Florida 33062. The business address for Victoria C. Levy and VLC Holdings, LLC is 2455 E. Sunrise Boulevard, Suite 502, Fort Lauderdale, Florida 33304.

         (c) David C. Levy is the chief executive officer and president of the Issuer. Donna M. Levy and Victoria C. Levy are the principal owners of VLC Holdings, LLC.

         (d) Criminal Convictions. During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

         (e) Court or Administrative Proceedings. During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship. David C. Levy, Donna M. Levy and Victoria C. Levy are residents of the State of Florida and citizens of the United States of America. VLC Holdings, LLC is a Florida limited liability company.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS AND OTHER CONSIDERATION.

         The shares of the Issuer to which this statement relates were acquired by the Reporting Persons in a transaction involving a stock exchange between the Issuer and Pyramid Music Corp., now a wholly-owned subsidiary of the Issuer. As a result of the stock exchange, the former shareholders of Pyramid Music Corp., which includes the Reporting Persons, held 80% of the issued and outstanding shares of Common Stock as of and on April 1, 2004.

ITEM 4.  PURPOSE OF TRANSACTION.

         As a director and executive officer of the Issuer, David C. Levy will regularly explore potential actions and transactions that may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.

         Except as discussed above with respect to David C. Levy, none of the Reporting Persons have present plans or proposals that relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of the following shares of Common Stock:(1)

----------
(1) Based upon 21,153,078 shares of Common Stock outstanding as of March 17, 2004 as reported in the Issuer's Schedule 14F-1 filed with the Securities and Exchange Commission on March 18, 2004.

                                                            PERCENTAGE OF
HOLDER                                NUMBER OF SHARES    OUTSTANDING SHARES
------                                ----------------    ------------------
David C. Levy...................       2,752,373 (1)             13.0%
VLC Holdings, LLC...............       2,739,373 (2)             13.0%
Donna M. Levy...................       2,739,373 (3)             13.0%
Victoria C. Levy................       2,747,373 (4)             13.0%

(1) Includes 5,000 shares owned directly by David C. Levy with sole voting and dispositive power, 2,739,373 shares owned directly by VLC Holdings, LLC with voting and dispositive power shared by Donna M. Levy and Victoria C. Levy, and 8,000 shares owned directly by Victoria C. Levy with voting and dispositive power shared with Victoria C. Levy. Excludes 1,300,784 shares held directly by Rachel Levy, David M. Levy's mother, who does not live in his household. David M. Levy expressly disclaims beneficial ownership of the shares held by Rachel Levy.

(2) Includes 2,739,373 shares owned directly by VLC Holdings, LLC over which Donna M. Levy and Victoria C. Levy have shared voting and dispositive power.

(3) Includes 2,739,373 shares owned directly by VLC Holdings, LLC with voting and dispositive power shared by Donna M. Levy and Victoria C. Levy. Excludes 5,000 shares owned directly by David C. Levy, Donna M. Levy's husband. Donna M. Levy may be deemed to beneficially own the 5,000 shares held directly by David C. Levy.

(4) Includes 8,000 shares owned directly by Victoria C. Levy with voting and dispositive power shared with David C. Levy and 2,739,373 shares owned directly by VLC Holdings, LLC with voting and dispositive power shared with Donna M. Levy.

         (c) Except for as set forth in this Item 5, the Reporting Persons do not own beneficially any shares of Common Stock and has not effected any transaction in shares of Common Stock during the 60 days preceding the date of this Statement.

         (d) No other persons, other than the Reporting Persons, have the rights to receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that the Reporting Persons own beneficially.

         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as indicated elsewhere in this Statement, none of the Reporting Persons are party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

         1.0 Agreement regarding joint filing (included on signature page hereto.)

                      SIGNATURES AND JOINT FILING STATEMENT

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         As required by Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"), each Reporting Person on whose behalf this statement is filed agrees that this statement is filed on behalf of each of them. Each Reporting Person understands that they are responsible for the timely filing of this statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained herein; each Reporting Person understands that they are not responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate. This joint filing shall not be considered to be an admission that any of the undersigned is a member of a "group" consisting of one or more such persons pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder. This Statement may be executed in more that on counterpart.


/s/ David C. Levy                                  Date:    October 6, 2004
-------------------------------------
David C. Levy


VLC Holdings, LLC

/s/ Donna M. Levy                                  Date:    October 6, 2004
-------------------------------------
By: Donna M. Levy
Title: Manager


/s/ Donna M. Levy                                  Date:    October 6, 2004
-------------------------------------
Donna M. Levy


/s/ Victoria C. Levy                               Date:    October 6, 2004
-------------------------------------
Victoria C. Levy